UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT
TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: SKYBRIDGE DIVERSIFIED HEDGE FUND PORTFOLIO, LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

 527 Madison Avenue, 16th Floor
New York, NY 10022

Telephone Number (including area code): (212) 485-3100

Name and address of agent for service of process:

A. Marie Noble, Esq.
SkyBridge Capital II, LLC
527 Madison Avenue, 16th Floor
New York, New York 10022

With copies of Notices and Communication to:

Nathan J. Greene
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022

Check Appropriate Box:

1

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:   YES     ☒     NO     ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and state of New York on the 20th day of May, 2011.

[SEAL]	SkyBridge Diversified Hedge Fund Portfolio, LLC

	By:	/s/ Raymond Nolte
	Name:	Raymond Nolte
	Title:	President (Principal Executive Officer) and sole initial Director

Attest:	/s/ Brahm Pillai
Name:	Brahm Pillai
Title:	Notary Public - State of New York